UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM T-3/A
                                (Amendment No. 3)

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939


                           Covanta Energy Corporation
 -------------------------------------------------------------------------------
                               (Name of applicant)

                        40 Lane Road, Fairfield, NJ 07004
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)

          Securities to be Issued Under the Indentures to be Qualified

          Title of Class                                          Amount
 -------------------------------------------------------------------------------

    8.25% Senior Secured Notes due 2011       Up to a maximum aggregate
                                              principal amount of $230,000,000

7.5% Subordinated Unsecured Notes due 2012    Up to a maximum aggregate
                                              principal amount to be determined


                  Approximate date of proposed public offering:

      As promptly as possible after the Effective Date of this Application for Qualification.


                               Jeffrey R. Horowitz
                           Covanta Energy Corporation
                                  40 Lane Road
                        Fairfield, New Jersey 07007-2615
                     (Name and Address of Agent for Service)


                                 With a copy to:

                               Filip Moerman, Esq.
                        Cleary Gottlieb Steen & Hamilton
                                One Liberty Plaza
                               New York, NY 10006

The registrant hereby amends this application for qualification on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this application for qualification shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     GENERAL

1. General Information.

  (a) Covanta Energy Corporation ("Covanta" or the "Company") is a corporation.

  (b) Covanta is organized under the laws of the state of Delaware.

2. Securities Act exemption applicable.

Covanta intends to offer, under the terms and subject to the conditions set forth in the Second Disclosure Statement with Respect to Reorganizing Debtors' Second Joint Plan of Reorganization and Liquidating Debtors' Second Joint Plan of Liquidation Under Chapter 11 of the Bankruptcy Code (as amended, the "Disclosure Statement") and an accompanying Debtors' Second Joint Reorganization Plan under Chapter 11 of the Bankruptcy Code (as amended, the "Reorganization Plan") and Debtors' Second Joint Plan of Liquidation under Chapter 11 of the Bankruptcy Code of Covanta and certain of its subsidiaries (collectively, the "Debtors"), copies of which are included as exhibits T3E-1 and T3E-2 to this application, the 8.25% Senior Secured Notes due 2011 (the "Secured Notes") and the 7.5% Subordinate Unsecured Notes due 2012 (the "Subordinated Notes" and together with the Secured Notes, the "Notes"). The Secured Notes will be issued pursuant an indenture to be qualified under this Form T-3 (the "Secured Notes Indenture"), a copy of which is attached as exhibit T3C-1 to this application. The Subordinated Notes will be issued pursuant to an indenture also to be qualified under this Form T-3 (the "Subordinated Notes Indenture") a copy of which will be filed by amendment.

The Notes are being offered by Covanta in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by section 1145 of title 11 of the United States Code, as amended (the "Bankruptcy Code"). Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy reorganization plan from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor or an affiliate participating in a joint plan with the debtor) under a reorganization plan; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property.

Covanta believes that the offer and exchange of the Notes under the Reorganization Plan will satisfy such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. Pursuant to the Reorganization Plan, the Secured Notes will be issued to holders of Allowed Class 3 Claims and Allowed Class 6 Claims (both as defined in the Reorganization Plan) in satisfaction of their claims against the Debtors. A more complete description of the Secured Notes is provided in the Secured Notes Indenture, which is attached to this application as exhibit T3C-1.

Also pursuant to the Reorganization Plan, the Subordinated Notes will be issued to holders of Allowed Class 4 Claims and Allowed Class 6 Claims (both as defined in the Reorganization Plan) in satisfaction of Allowed Class 4 Claims against the Debtors and in partial satisfaction of Allowed Class 6 Claims against the Debtors. A more complete description of the Subordinated Notes will be provided in the Subordinated Notes Indenture, a copy of which will be filed by amendment.


                                  AFFILIATIONS
3. Affiliates.

Set forth below is a list of all current direct and indirect subsidiaries of Covanta. Unless stated otherwise, each subsidiary is wholly owned by Covanta or another subsidiary.

                                                            Jurisdiction of
                                                            Incorporation or
Affiliate                                                   Qualification
---------                                                   -------------

8309 Tujunga Avenue Corp.                                   California
Alpine Food Products, Inc.                                  Washington
Ambiente 2000 S.r.l (12)                                    Italy
Americana Entertainment N.V.                                Aruba
AMOR 14 Corporation                                         Delaware
Bal-Sam India Holdings Limited                              Mauritius
BDC Liquidating Corporation                                 Delaware
Bouldin Development Corp.                                   California
Burney Mountain Power                                       California
Cladox International S.A.                                   Uruguay
Compania General de Sondeor, S.A.                           Spain
Covanta Acquisition, Inc.                                   Delaware
Covanta Alexandria/Arlington, Inc.                          Virginia
Covanta Babylon, Inc.                                       New York
Covanta Bangladesh Operating Limited                        Bangladesh
Covanta Bangladesh Technical Services Aps                   Denmark
Covanta Bessemer, Inc.                                      Florida
Covanta Bristol, Inc.                                       Virginia
Covanta Cayman (Sahacogen) Ltd.                             Cayman Islands
Covanta Cayman (Rojana) Ltd.                                Cayman Islands
Covanta Chinese Investments Limited                         Mauritius
Covanta Concerts Holdings, Inc.
(f/k/a The Metropolitan Entertainment Co., Inc.)(1)         New Jersey
Covanta Cunningham Environmental Support, Inc.              New York
Covanta Energy Americas, Inc.                               Delaware
Covanta Energy Asia Pacific Limited                         Hong Kong
Covanta Energy China (Alpha) Ltd.                           Mauritius
Covanta Energy China (Beta) Ltd.                            Mauritius
Covanta Energy China (Delta) Ltd.                           Mauritius
Covanta Energy China (Gamma) Ltd.                           Mauritius
Covanta Energy Construction, Inc.                           Delaware
Covanta Energy Europe Ltd.                                  United Kingdom
Covanta Energy Group, Inc.                                  Delaware
Covanta Energy India Investments Ltd.                       Mauritius
Covanta Energy India (Balaji) Limited                       Mauritius
Covanta Energy India CBM Limited                            Mauritius
Covanta Energy India (Samalpatti) Limited                   Mauritius
Covanta Energy India Private Limited                        India
Covanta Energy International, Inc.                          Delaware
Covanta Energy Philippines Holdings, Inc.                   Philippines
Covanta Energy Resource Corporation                         Delaware
Covanta Energy Sao Jeronimo, Inc.                           Delaware
Covanta Energy Services, Inc.                               Delaware
Covanta Energy Services of New Jersey, Inc.                 New Jersey
Covanta Energy (Thailand) Limited                           Thailand
Covanta Energy West, Inc.                                   Delaware
Covanta Engineering Services, Inc.                          New Jersey
Covanta Equity of Alexandria/Arlington, Inc.                Virginia
Covanta Equity of Stanislaus, Inc.                          California
Covanta Fairfax, Inc.                                       Virginia
Covanta Financial Services, Inc.                            Delaware
Covanta Five Ltd.                                           Mauritius
Covanta Four Ltd.                                           Mauritius
Covanta Geothermal Operations Holdings, Inc.                Delaware
Covanta Geothermal Operations, Inc.                         Delaware
Covanta Haverhill Associates                                Massachusetts
Covanta Haverhill, Inc.                                     Massachusetts
Covanta Haverhill Properties, Inc.                          Massachusetts
Covanta Hennepin Energy Resource Co., Limited Partnership   Delaware
Covanta Heber Field Energy, Inc.                            Delaware
Covanta Honolulu Resource Recovery Venture                  Hawaii
Covanta Huntington Limited Partnership                      Delaware
Covanta Hillsborough, Inc.                                  Florida
Covanta Huntington Resource Recovery One Corp.              Delaware
Covanta Huntington Resource Recovery Seven Corp.            Delaware
Covanta Huntington, Inc.                                    New York
Covanta Huntsville, Inc.                                    Alabama
Covanta Hydro Energy, Inc.                                  Delaware
Covanta Hydro Operations West, Inc.                         Delaware
Covanta Hydro Operations, Inc.                              Tennessee
Covanta Imperial Power Services, Inc.                       California
Covanta Indianapolis, Inc.                                  Indiana
Covanta Kent, Inc.                                          Michigan
Covanta Key Largo, Inc.                                     Florida
Covanta Lake, Inc.                                          Florida
Covanta Lancaster, Inc.                                     Pennsylvania
Covanta Lee, Inc.                                           Florida
Covanta Long Island, Inc.                                   New York
Covanta Marion Land Corporation                             Oregon
Covanta Marion, Inc.                                        Oregon
Covanta Mid-Conn., Inc.                                     Connecticut
Covanta Montgomery, Inc.                                    Maryland
Covanta New Martinsville Hydroelectric Corporation          Delaware
Covanta New Martinsville Hydro-Operations Corporation       West Virginia
Covanta Northwest Puerto Rico, Inc.                         Puerto Rico
Covanta Oahu Waste Energy Recovery, Inc.                    California
Covanta Oil & Gas, Inc.                                     Delaware
Covanta Omega Lease, Inc.                                   Delaware
Covanta One Limited                                         Mauritius
Covanta Onondaga Five Corp.                                 Delaware
Covanta Onondaga Four Corp.                                 Delaware
Covanta Onondaga Limited Partnership                        Delaware
Covanta Onondaga Operations, Inc.                           Delaware
Covanta Onondaga Three Corp.                                Delaware
Covanta Onondaga Two Corp.                                  Delaware
Covanta Onondaga, Inc.                                      New York
Covanta Operations of Union, LLC                            New Jersey
Covanta OPW Associates, Inc.                                Connecticut
Covanta OPWH, Inc.                                          Delaware
Covanta Pasco, Inc.                                         Florida
Covanta Philippines Operating, Inc.                         Cayman Islands
Covanta Plant Services of New Jersey, Inc.                  New Jersey
Covanta Power Development of Bolivia, Inc.                  Delaware
Covanta Power Development, Inc.                             Delaware
Covanta Power Equity Corporation                            Delaware
Covanta Power International Holdings, Inc.                  Delaware
Covanta Power Plant Operations                              California
Covanta Power Pacific, Inc.                                 California
Covanta Projects of Hawaii, Inc.                            Hawaii
Covanta Projects of Wallingford, L.P.                       Delaware
Covanta Projects, Inc.                                      Delaware
Covanta RRS Holdings Inc.                                   Delaware
Covanta Samalpatti Operating Pvt. Ltd.                      India
Covanta SBR Associates                                      Massachusetts
Covanta Secure Services USA, Inc.                           Delaware
Covanta Secure Services, Inc.                               Delaware
Covanta SIGC Energy, Inc.                                   Delaware
Covanta SIGC Energy II, Inc.                                California
Covanta SIGC Geothermal Operations, Inc.                    California
Covanta Stanislaus, Inc.                                    California
Covanta Systems, Inc.                                       Delaware
Covanta Tampa Bay, Inc.                                     Florida
Covanta Tampa Construction, Inc.                            Delaware
Covanta Three Limited                                       Mauritius
Covanta Tulsa, Inc.                                         Oklahoma
Covanta Two Limited                                         Mauritius
Covanta Union, Inc.                                         New Jersey
Covanta Wallingford Associates, Inc.                        Connecticut
Covanta Warren Energy Resource Co., Limited Partnership     Delaware
Covanta Waste Solutions, Inc.                               Delaware
Covanta Waste to Energy of Italy, Inc.                      Delaware
Covanta Waste to Energy, Inc.                               Delaware
Covanta Waste to Energy Asia Investments                    Mauritius
Covanta Water Holdings, Inc.                                Delaware
Covanta Water Systems, Inc.                                 Delaware
Covanta Water Treatment Services, Inc.                      Delaware
Doggie Diner, Inc.                                          Delaware
DSS Environmental, Inc.                                     New York
Edison Bataan Cogeneration Corporation                      Philippines
El Gorguel Energia S.L.                                     Spain
Enereurope Holdings III B.V.                                Netherlands
ERC Energy II, Inc.                                         Delaware
ERC Energy, Inc.                                            Delaware
Estadio Olimpico de Sevilla, S.A.(3)                        Spain
Financiere Ogden                                            France
GBL Power Limited (13)                                      India
Generating Resource Recovery Partners, L.P. (2)             California
Goa Holdings Limited                                        Mauritius
Great Eastern Energy Corporation Limited (14)               Thailand
Greenway Insurance Company of Vermont                       Vermont
Gulf Coast Catering Company, Inc.                           Louisiana
Gulf Cogeneration Co. Limited                               Thailand
Gulf Power Generation (15)                                  Thailand
Haugzhou Linan Ogden-Jinjiang Cogeneration Co.,
Limited (15)                                                Mauritius
Haverhill Power, Inc.                                       Massachusetts
Heber Field Energy II, Inc.                                 Delaware
Heber Loan Partners                                         California
Hidro Operaciones Don Pedro S.A.                            Costa Rica
Hungarian-American Geothermal Limited
Liability Company (4)                                       Hungary
Island Power Corporation (5)                                Philippines
J.R. Jack's Construction Corporation                        Nevada
Koma Kulshan Associates (2)                                 California
Lenzar Electro-Optics, Inc.                                 Delaware
LINASA Cogeneracion y Asociados, S.L. (2)                   Spain
LMI, Inc.                                                   Massachusetts
Logistic Operations, Inc.                                   Lousiana
Madurai Power Pvt. Limited (16)                             India
Magellan Cogeneration, Inc.                                 Philippines
Mammoth Geothermal Company                                  California
Mammoth Power Associates, L.P.                              California
Mammoth Power Company                                       California
Mecaril, S.A.                                               Uruguay
Menezul, S.A.                                               Uruguay
Michigan Waste Energy, Inc.                                 Delaware
Modigold, S.A.                                              Uruguay
Mt. Lassen Power                                            California
NEPC Consortium Power Limited (17)                          Bangladesh
Offshore Food Service, Inc.                                 Louisiana
OFS Equity of Alexandria/Arlington, Inc.                    Virginia
OFS Equity of Babylon, Inc.                                 New York
OFS Equity of Delaware, Inc.                                Delaware
OFS Equity of Huntington, Inc.                              New York
OFS Equity of Indianapolis, Inc.                            Indiana
OFS Equity of Stanislaus, Inc.                              California
Ogden Aeropuertos RD S.A. (6)                               Uruguay
Ogden Alimentos Comercio e Servicos Ltda. (6)               Brazil
Ogden Allied Abatement and Decontamination Service, Inc.    New York
Ogden Allied Maintenance Corporation                        New York
Ogden Allied Payroll Services, Inc.                         New York
Ogden Allied Services GmbH                                  Germany
Ogden Attractions, Inc.                                     Delaware
Ogden Aviation Distributing, Inc.                           New York
Ogden Aviation Fueling Company of Virginia, Inc.            Delaware
Ogden Aviation Security Services of Indiana                 Indiana
Ogden Aviation Service Company of Colorado                  Colorado
Ogden Aviation Service Company of Pennsylvania, Inc.        Pennsylvania
Ogden Aviation Services International Corporation           New York
Ogden Aviation Terminal Services, Inc.                      Massachusetts
Ogden Aviation, Inc.                                        Delaware
Ogden Balaji O&M Services Private Limited (7)               India
Ogden Cargo Spain, Inc.                                     Delaware
Ogden Central and South America, Inc.                       Delaware
Ogden Cisco, Inc.                                           Delaware
Ogden Communications, Inc.                                  Delaware
Ogden Constructors, Inc.
(f/k/a Ogden Engineering and Construction, Inc.,
f/k/a Ogden Remediation Services Co.,  Inc.)                Florida
Ogden do Brasil Participacoes S/C Ltda. (6)                 Brazil
Ogden Energy of Bongaigaon Private Limited                  India
Ogden Energy Gulf Limited                                   Mauritius
Ogden Energy India (Bakreshwar) Limited                     Mauritius
Ogden Entertainment Services de Mexico, S.A. de C.V.        Mexico
Ogden Entertainment Services Spain, S.A.                    Spain
Ogden Environmental and Energy Services Co., Inc.           Delaware
Ogden Facility Holdings, Inc.                               Delaware
Ogden Facility Management Corporation of Anaheim            California
Ogden Facility Management Corporation of West Virginia      West Virginia
Ogden Film and Theatre, Inc.                                Delaware
Ogden Firehole Entertainment Corporation                    Delaware
Ogden Food Service Corporation of Milwaukee, Inc.           Wisconsin
Ogden Gaming of Ontario Limited                             Canada
Ogden HCI Services (8)                                      To be provided
                                                            by amendment
Ogden Holdings, S.A.                                        Argentina
Ogden International Europe, Inc.                            Delaware
Ogden Leisure, Inc.                                         Delaware
Ogden Logistic Service                                      Delaware
Ogden Management Services, Inc.                             Delaware
Ogden Martin Systems of Nova Scotia Limited                 Canada
Ogden MEI, LLC                                              Delaware
Ogden New York Services, Inc.                               New York
Ogden Palladium Services, Inc.                              Canada
Ogden Pipeline Service Corporation                          Delaware
Ogden Power Aqua y Energia Torre Pacheco, S.A. (9)          Spain
Ogden Power Development - Cayman, Inc.                      Cayman Islands
Ogden PS&M Entertainment Limited (6)                        Brazil
Ogden Services Corporation                                  Delaware
Ogden Spain, S.A.                                           Spain
Ogden Support Services, Inc.                                Delaware
Ogden Taiwan Investments Limited                            Mauritius
Ogden Technology Services Corporation                       Delaware
Ogden Transition Corporation                                Delaware
Olmec Insurance Limited                                     Bermuda
OPDB Limited                                                Cayman Islands
Operaciones LICA S.L.                                       Spain
OPI Carmona Limited                                         Cayman Islands
OPI Carmona One Limited                                     Cayman Islands
OPI Quezon, Inc.                                            Delaware
PA Aviation Fuel Holdings, Inc.                             Delaware
Pacific Energy Resources, Inc.                              California
Pacific Geothermal Company                                  California
Pacific Hydropower Company                                  California
Pacific Oroville Power, Inc.                                California
Pacific Recovery Corporation                                California
Pacific Wood Fuels Company                                  California
Pacific Wood Services Company                               California
Pacific Ultrapower Chinese Station (2)                      California
Paltir, S.A. (6)                                            Uruguay
Parque Isla Magica, S.A. (10)                               Spain
Penstock Power Company                                      California
Philadelphia Fuel Facilities Corporation                    Pennsylvania
Power Operations and Maintenance Ltd (6)                    Bermuda
Prima S.r.l. (18)                                           Italy
Quezon Equity Funding Limited (19)                          Cayman Islands
Quezon Power, Inc. (11)                                     Cayman Islands
Quezon Power (Philippines) Limited (20)                     Philippines
Rent LLC (21)                                               New York
Samalpatti Power Company Private Limited (15)               India
SJ Investors Participacoes Ltda. (22)                       Brazil
Spectra Enterprises Association, L.P.                       To be provided
                                                            by amendment
Taixing Ogden (Madian) Cogeneration Co., Limited (15)       Mauritius
Taixing Ogden-Yanjiang Cogeneration Co., Limited (15)       Mauritius
Three Mountain Power, LLC                                   Delaware
Three Mountain Operations, Inc.                             Delaware
Zibo Ogden-Bohui Cogeneration Co. Limited (15)              Mauritius

-------------------------------
(1) 85% owned
(2) 50% owned
(3) 15.9% owned
(4) 37.5% owned
(5) 40% owned
(6) To be provided by amendment
(7) 99.98% owned
(8) 60% owned
(9) 83.3% owned
(10) 26.12% owned
(11) 27.5% owned
(12) 40% owned
(13) 49% owned
(14) 29% owned
(15) 60% owned
(16) 74.8% owned
(17) 45.1% owned
(18) 13% owned
(19) 27.4% owned
(20) 21% owned as limited partner, 77% as general partner
(21) .01% owned
(22) 90% owned

Set forth below is a list of all direct and indirect subsidiaries to exist upon consummation of the Reorganization Plan:

                                                            Jurisdiction of
                                                            Incorporation or
Affiliate                                                   Qualification
---------                                                   -------------

8309 Tujunga Avenue Corp.                                   California
Ambiente 2000 S.r.l (7)                                     Italy
AMOR 14 Corporation                                         Delaware
Bal-Sam India Holdings Limited                              Mauritius
Burney Mountain Power                                       California
Covanta Acquisition, Inc.                                   Delaware
Covanta Alexandria/Arlington, Inc.                          Virginia
Covanta Babylon, Inc.                                       New York
Covanta Bangladesh Operating Limited                        Bangladesh
Covanta Bangladesh Technical Services Aps                   Denmark
Covanta Bessemer, Inc.                                      Florida
Covanta Bristol, Inc.                                       Virginia
Covanta Cayman (Sahacogen) Ltd.                             Cayman Islands
Covanta Cayman (Rojana) Ltd.                                Cayman Islands
Covanta Chinese Investments Limited                         Mauritius
Covanta Cunningham Environmental Support, Inc.              New York
Covanta Energy Americas, Inc.                               Delaware
Covanta Energy Asia Pacific Limited                         Hong Kong
Covanta Energy China (Alpha) Ltd.                           Mauritius
Covanta Energy China (Beta) Ltd.                            Mauritius
Covanta Energy China (Delta) Ltd.                           Mauritius
Covanta Energy China (Gamma) Ltd.                           Mauritius
Covanta Energy Construction, Inc.                           Delaware
Covanta Energy Europe Ltd.                                  United Kingdom
Covanta Energy Group, Inc.                                  Delaware
Covanta Energy India Investments Ltd.                       Mauritius
Covanta Energy India (Balaji) Limited                       Mauritius
Covanta Energy India CBM Limited                            Mauritius
Covanta Energy India (Samalpatti) Limited                   Mauritius
Covanta Energy India Private Limited                        India
Covanta Energy International, Inc.                          Delaware
Covanta Energy Philippines Holdings, Inc.                   Philippines
Covanta Energy Resource Corporation                         Delaware
Covanta Energy Services, Inc.                               Delaware
Covanta Energy Services of New Jersey, Inc.                 New Jersey
Covanta Energy (Thailand) Limited                           Thailand
Covanta Energy West, Inc.                                   Delaware
Covanta Engineering Services, Inc.                          New Jersey
Covanta Equity of Alexandria/Arlington, Inc.                Virginia
Covanta Equity of Stanislaus, Inc.                          California
Covanta Fairfax, Inc.                                       Virginia
Covanta Five Ltd.                                           Mauritius
Covanta Four Ltd.                                           Mauritius
Covanta Geothermal Operations Holdings, Inc.                Delaware
Covanta Geothermal Operations, Inc.                         Delaware
Covanta Haverhill Associates                                Massachusetts
Covanta Haverhill, Inc.                                     Massachusetts
Covanta Haverhill Properties, Inc.                          Massachusetts
Covanta Hennepin Energy Resource Co., L.P.                  Delaware
Covanta Heber Field Energy, Inc.                            Delaware
Covanta Honolulu Resource Recovery Venture                  Hawaii
Covanta Huntington Limited Partnership                      Delaware
Covanta Hillsborough, Inc.                                  Florida
Covanta Huntington Resource Recovery One Corporation        Delaware
Covanta Huntington Resource Recovery Seven Corporation      Delaware
Covanta Huntsville, Inc.                                    Alabama
Covanta Hydro Energy, Inc.                                  Delaware
Covanta Hydro Operations West, Inc.                         Delaware
Covanta Hydro Operations, Inc.                              Tennessee
Covanta Imperial Power Services, Inc.                       California
Covanta Indianapolis, Inc.                                  Indiana
Covanta Kent, Inc.                                          Michigan
Covanta Lake, Inc.                                          Florida
Covanta Lancaster, Inc.                                     Pennsylvania
Covanta Lee, Inc.                                           Florida
Covanta Long Island, Inc.                                   New York
Covanta Marion Land Corporation                             Oregon
Covanta Marion, Inc.                                        Oregon
Covanta Mid-Conn., Inc.                                     Connecticut
Covanta Montgomery, Inc.                                    Maryland
Covanta New Martinsville Hydroelectric Corporation          Delaware
Covanta New Martinsville Hydro-Operations Corporation       West Virginia
Covanta Oahu Waste Energy Recovery, Inc.                    California
Covanta Omega Lease, Inc.                                   Delaware
Covanta One Limited                                         Mauritius
Covanta Onondaga Five Corporation                           Delaware
Covanta Onondaga Four Corporation                           Delaware
Covanta Onondaga Limited Partnership                        Delaware
Covanta Onondaga Operations, Inc.                           Delaware
Covanta Onondaga Three Corporation                          Delaware
Covanta Onondaga Two Corporation                            Delaware
Covanta Onondaga, Inc.                                      New York
Covanta Operations of Union, LLC                            New Jersey
Covanta OPW Associates, Inc.                                Connecticut
Covanta OPWH, Inc.                                          Delaware
Covanta Pasco, Inc.                                         Florida
Covanta Philippines Operating, Inc.                         Cayman Islands
Covanta Plant Services of New Jersey, Inc.                  New Jersey
Covanta Power Development of Bolivia, Inc.                  Delaware
Covanta Power Development, Inc.                             Delaware
Covanta Power Equity Corporation                            Delaware
Covanta Power International Holdings, Inc.                  Delaware
Covanta Power Plant Operations                              California
Covanta Power Pacific, Inc.                                 California
Covanta Projects of Hawaii, Inc.                            Hawaii
Covanta Projects of Wallingford, L.P.                       Delaware
Covanta Projects, Inc.                                      Delaware
Covanta RRS Holdings Inc.                                   Delaware
Covanta Samalputti Operating Pvt. Ltd.                      India
Covanta SBR Associates                                      Massachusetts
Covanta Secure Services, Inc.                               Delaware
Covanta SIGC Energy, Inc.                                   Delaware
Covanta SIGC Energy II, Inc.                                California
Covanta SIGC Geothermal Operations, Inc.                    California
Covanta Stanislaus, Inc.                                    California
Covanta Systems, Inc.                                       Delaware
Covanta Tampa Bay, Inc.                                     Florida
Covanta Tampa Construction, Inc.                            Delaware
Covanta Three Limited                                       Mauritius
Covanta Two Limited                                         Mauritius
Covanta Union, Inc.                                         New Jersey
Covanta Wallingford Associates, Inc.                        Connecticut
Covanta Warren Energy Resource Co., L.P.                    Delaware
Covanta Waste to Energy of Italy, Inc.                      Delaware
Covanta Waste to Energy, Inc.                               Delaware
Covanta Waste to Energy Asia Investments                    Mauritius
Covanta Water Holdings, Inc.                                Delaware
Covanta Water Systems, Inc.                                 Delaware
Covanta Water Treatment Services, Inc.                      Delaware
DSS Environmental, Inc.                                     New York
Edison Bataan Cogeneration Corporation                      Philippines
El Gorguel Energia S.L.                                     Spain
Enereurope Holdings III B.V.                                Netherlands
ERC Energy II, Inc.                                         Delaware
ERC Energy, Inc.                                            Delaware
GBL Power Limited (8)                                       India
Generating Resource Recovery Partners, L.P. (1)             California
Goa Holdings Limited                                        Mauritius
Great Eastern Energy Corporation Limited (9)                Thailand
Greenway Insurance Company of Vermont                       Vermont
Gulf Cogeneration Co. Limited                               Thailand
Gulf Power Generation (10)                                  Thailand
Haugzhou Linan Ogden-Jinjiang Cogeneration Co.,
Limited (10)                                                Mauritius
Haverhill Power, Inc.                                       Massachusetts
Heber Field Energy II, Inc.                                 Delaware
Heber Loan Partners                                         California
Hidro Operaciones Don Pedro S.A.                            Costa Rica
Hungarian-American Geothermal Limited
Liability Company (2)                                       Hungary
Island Power Corporation (3)                                Philippines
Koma Kulshan Associates (1)                                 California
LINASA Cogeneracion y Asociados, S.L. (1)                   Spain
LMI, Inc.                                                   Massachusetts
Madurai Power Pvt. Limited (11)                             India
Magellan Cogeneration, Inc.                                 Philippines
Mammoth Geothermal Company                                  California
Mammoth Pacific, L.P. (1)                                   California
Mammoth Power Associates, L.P.                              California
Michigan Waste Energy, Inc.                                 Delaware
Mt. Lassen Power                                            California
NEPC Consortium Power Limited (12)                          Bangladesh
Ogden Balaji O&M Services Private Limited (5)               India
Ogden Energy of Bongaigaon Private Limited                  India
Ogden Energy Gulf Limited                                   Mauritius
Ogden Energy India (Bakreshwar) Limited                     Mauritius
Ogden Martin Systems of Nova Scotia Limited                 Canada
Ogden Power Development - Cayman, Inc.                      Cayman Islands
Ogden Taiwan Investments Limited                            Mauritius
Olmec Insurance Limited                                     Bermuda
OPDB Limited                                                Cayman Islands
Operaciones LICA S.L.                                       Spain
OPI Carmona Limited                                         Cayman Islands
OPI Carmona One Limited                                     Cayman Islands
OPI Quezon, Inc.                                            Delaware
Pacific Energy Resources, Inc.                              California
Pacific Geothermal Company                                  California
Pacific Hydropower Company                                  California
Pacific Oroville Power, Inc.                                California
Pacific Recovery Corporation                                California
Pacific Wood Fuels Company                                  California
Pacific Wood Services Company                               California
Pacific Ultrapower Chinese Station (1)                      California
Penstock Power Company                                      California
Power Operations and Maintenance Ltd (4)                    Bermuda
Prima S.r.l. (13)                                           Italy
Quezon Equity Funding Limited (14)                          Cayman Islands
Quezon Power, Inc. (6)                                      Cayman Islands
Quezon Power (Philippines) Limited (15)                     Philippines
Samalpatti Power Company Private Limited (10)               India
Taixing Ogden (Madian) Cogeneration Co., Limited (10)       Mauritius
Taixing Ogden-Yanjiang Cogeneration Co., Limited (10)       Mauritius
Three Mountain Power, LLC                                   Delaware
Three Mountain Operations, Inc.                             Delaware
Zibo Ogden-Bohui Cogeneration Co. Limited (10)              Mauritius

-------------------------------
(1) 50% owned
(2) 37.5% owned
(3) 40% owned
(4) To be provided by amendment
(5) 99.98% owned
(6) 27.5% owned
(7) 40% owned
(8) 49% owned
(9) 29% owned
(10) 60% owned
(11) 74.8% owned
(12) 45.1% owned
(13) 13% owned
(14) 27.4% owned
(15) 21% owned as limited partner, 77% as general partner

                             MANAGEMENT AND CONTROL

4. Directors and executive officers.

The following table sets forth the names of and all offices held by all current executive officers and directors (as defined in Sections 303(5) and 303(6), respectively, of the Trust Indenture Act of 1939 (the "TIA") of the Company. The mailing address for each executive officer and director listed below is c/o Covanta Energy Corporation, 40 Lane Road, Fairfield, NJ 07004 unless otherwise noted.

Name                              Office(s)
----                              ---------

Anthony J. Orlando                President and Chief Executive Officer
Bruce W. Stone                    Senior Vice President, Business Development
                                  and Construction
Jeffrey R. Horowitz               Senior Vice President, General Counsel
                                  and Secretary
John M. Klett                     Senior Vice President, Domestic Operations
Paul B. Clements (1)              Senior Vice President, International Business
                                  Management and Operations
B. Kent Burton (1)                Senior Vice President, Policy and
                                  International Government Relations
Stephen M. Gansler                Senior Vice President, Human Resources
Louis M. Walters                  Vice President and Treasurer
Timothy J. Simpson                Vice President, Associate General Counsel
                                  and Assistant Secretary
Seth Myones                       Vice President, Business Management, Covanta
                                  Waste to Energy, Inc.
George L. Farr                    Chairman of Board of Directors
Anthony J. Bolland                Director
Norman G. Einspruch               Director
Jeffrey F. Friedman               Director
Veronica M. Hagen                 Director
Scott Mackin                      Director
Craig G. Matthews                 Director
Homer A. Neal                     Director
Robert E. Smith                   Director
Joseph A. Tato                    Director
Helmut F.O. Volcker               Director
Robert Womack                     Director

-------------

(1) Address is c/o Covanta Energy Corporation, 4029 Ridge Top Road, Suite 200, Fairfax, VA 22030-2828

5. Principal owners of voting securities.

As of the date of this application, the Company believes that no person owns 10% or more of the Company's voting securities.

                                  UNDERWRITERS

6. Underwriters.

Not applicable.

                               CAPITAL SECURITIES

7. Capitalization.

     (a) The following table sets forth certain information with respect to each authorized class of securities of the Company as of the date of this application.


Col. A                              Col. B                  Col. C
Title of Class                      Amount Authorized       Amount Outstanding
--------------------------------    ---------------------   -------------------

1. Common Stock, par value          80,000,000 shares       49,824,251 shares
 $.50 per share

2. $1.875 Cumulative Convertible    4,000,000 shares          33,049 shares
Preferred Stock (Series A)

3. 9.25% Debentures due 2022         $100,000,000             $100,000,000

4. 6% Convertible Debentures          $85,000,000              $85,000,000
 due June 1, 2002

5. 5.75% Convertible Debentures       $75,000,000              $63,650,000
due October 20, 2002


(b) The following is a brief outline of the voting rights of each class of voting securities. The holders of common stock possess full voting power with respect to the election of directors and all other purposes, except as limited by the Delaware General Corporation Law and except as described below. Each holder of common stock is entitled to one vote for each full share of common stock then issued and outstanding and held in such record holder's name. Holders of common stock vote together with the holders of Series A preferred stock and would vote together with the holders of any other series of preferred stock that may be issued and entitled to vote in such manner, and not as a separate class. The Company's Certificate of Incorporation does not provide for either preemptive rights or cumulative voting with respect to common stock or preferred stock.

The holders of Series A preferred stock are entitled to one-half vote for each share of Series A preferred stock and except as described below, vote together as a class with the holders of common stock. However, if at any time dividends with respect to the Series A preferred stock have not been paid in an amount equal to or exceeding the dividends payable in respect of six quarterly periods, then the holders of Series A preferred stock, voting as a separate class with each share of Series A preferred stock having one vote, are entitled to elect two additional directors to the Board of Directors at the next annual meeting of stockholders in lieu of voting together with the holders of common stock in the election of directors, with such right continuing until all dividends in default have been paid. In addition, the separate consent or approval of at least two-thirds of the number of shares of any series of preferred stock then outstanding is required before the Company can undertake certain transactions, as specified in the Company's Certificate of Incorporation, that may have the effect of adversely affecting the rights of such series.


                              INDENTURE SECURITIES

8. Analysis of indenture provisions.

Secured Notes Indenture

The following is a general description of certain provisions of the Secured Notes Indenture. This description is qualified in its entirety by reference to the form of Secured Notes Indenture filed as Exhibit T3C-1 hereto. Capitalized terms used in this Item 8 and not defined elsewhere in this application have the meanings given to such terms in the Secured Notes Indenture.

(a) Events of Default; Withholding of Notice

Each of the following is an "Event of Default" under the Secured Notes
Indenture:

          (1) the Company defaults for 30 consecutive days in the payment when due of interest on the Secured Notes;

          (2) the Company defaults in payment when due of the principal or Accreted Value of, or premium, if any, on the Secured Notes;

          (3) failure by the Company or any of its Restricted Subsidiaries to comply with its obligations to make any Change of Control Payment pursuant to Section 4.15 of the Secured Notes Indenture or to comply with the provisions of Section 5.01 of the Secured Notes Indenture;

          (4) failure by the Company or any of its Restricted Subsidiaries for 30 days after written notice from the Trustee or Holders of at least 25% in aggregate principal amount of the outstanding Secured Notes to comply with the provisions of any of Sections 4.07, 4.09 or 4.10 of the Secured Notes Indenture;

          (5) failure by the Company or any of its Restricted Subsidiaries for 60 days after written notice from the Trustee or Holders of at least 25% in aggregate principal amount of the outstanding Secured Notes to comply with any of the other agreements in the Secured Notes Indenture or the Security Documents;

          (6) default under any mortgage, indenture, agreement or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company or any of its Restricted Subsidiaries whether such Indebtedness now exists, or is created after the Issue Date, if that default:

               (A) is caused by a failure to pay principal of or liquidation preference of such Indebtedness at the final stated maturity thereof (giving effect to any applicable grace periods and any extensions thereof); or

               (B) results in the acceleration of such Indebtedness prior to its express maturity; or

               (C) results in a requirement that the Company or any of its Restricted Subsidiaries collateralize any letter of credit thereunder and the Company or such Restricted Subsidiary fails to provide the required collateral on the terms and within the times set forth therein (giving effect to any applicable grace periods and any extensions thereof);

     and, in each case, if the principal amount of such Indebtedness or the amount of such collateralization requirement aggregates $20.0 million or more;

          (7) any final judgment or judgments for the payment of money in an aggregate amount in excess of $10.0 million (or its foreign currency equivalent at the time) in excess of amounts which the Company's insurance carriers have agreed to pay under applicable policies shall have been rendered against the Company or any Restricted Subsidiary of the Company that is a Significant Subsidiary and shall not have been waived, satisfied, bonded or discharged for any period of 60 consecutive days during which a stay of enforcement is not in effect;

          (8) the Company or any Restricted Subsidiary of the Company (other than a Bankrupt Subsidiary) that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy
     Law:

               (A) commences a voluntary case;

               (B) consents to the entry of an order for relief against it in an involuntary case;

               (C) consents to the appointment of or taking possession by a custodian, receiver, liquidator, trustee, assignee or sequestrator of it or for all or substantially all of its property; or

               (D) makes a general assignment for the benefit of its creditors;
          or

          (9) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

               (A) is for relief against the Company or any Restricted Subsidiary of the Company (other than a Bankrupt Subsidiary) that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken as a whole, would constitute a Significant Subsidiary in an involuntary case; or

               (B) appoints a custodian, receiver, liquidator, trustee, assignee or sequestrator of the Company or any Restricted Subsidiary of the Company (other than a Bankrupt Subsidiary) that is a Significant Subsidiary or for all or substantially all of the property of the Company or any Restricted Subsidiary of the Company that is a Significant Subsidiary or, in either case, any group of Restricted Subsidiaries of the Company that, taken as a whole, would constitute a Significant Subsidiary; or

               (C) orders the liquidation of the Company or any Restricted Subsidiary of the Company (other than a Bankrupt Subsidiary) that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken as a whole, would constitute a Significant Subsidiary; and the order or decree remains unstayed and in effect for 60 consecutive days; or

               (D) (a) any Subsidiary Guarantee or any Security Document or any security interest granted thereby is held in any judicial proceeding to be unenforceable or invalid, or ceases for any reason to be in full force and effect and such default continues for ten days after written notice, or (b) the Company or any Guarantor, or any Person acting on behalf of the Company or any Guarantor, denies or disaffirms its obligations under any Subsidiary Guarantee or Security Document.

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee will mail to Holders of Secured Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium or interest on any Secured Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notices is in the interests of the Holders of the Secured Notes.

(b) Execution and Authentication of the Secured Notes

An Officer must sign the Secured Notes for the Company and an Officer or director of each Guarantor must sign such Guarantor's Guarantee, in each case, by manual or facsimile signature. If an Officer or director whose signature is on a Secured Note or Guarantee no longer holds that office at the time a Secured Note or Guarantee is authenticated, the Secured Note or Guarantee will nevertheless be valid.

A Secured Note will not be valid until authenticated by the manual or facsimile signature of the Trustee. The signature will be conclusive evidence that the Secured Note has been authenticated under the Secured Notes Indenture.

On the date of the Secured Notes Indenture, the Trustee will, upon receipt of a written order of the Company signed by two Officers, authenticate the Secured Notes for $230.0 million in aggregate principal amount at Stated Maturity. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate the Secured Notes. An authenticating agent may authenticate the Secured Notes whenever the Trustee may do so.

(c) Release of Collateral Subject to the Lien of the Secured Notes Indenture

     (a) Notwithstanding anything to the contrary in this Section of the Secured Notes Indenture, as long as the Company is in compliance with the provisions of
Section 10.03(a) of the Secured Notes Indenture, the Company or any Guarantor may, pursuant to and in accordance with the Secured Notes Indenture and the Security Documents, without requesting the release or consent of the Trustee or the Collateral Agent or any Holder and without delivering an Officer's
Certificate:

               (A) sell or dispose of in the ordinary course of business, free from the Lien and security interest created by the Security Documents, any machinery, equipment, furniture, apparatus, tools, implements, materials, supplies or other similar property ("Subject Property") which, in the Company's reasonable opinion, may have become obsolete or unfit for use in the conduct of its business or the operation of the Collateral upon replacing the same with, or substituting for the same, new Subject Property constituting Collateral not necessarily of the same character but being of at least equal value and utility as the Subject Property so disposed of, as long as such new Subject Property becomes subject to the Lien and security interest created by the Security Documents;

               (B) abandon, sell, assign, transfer, license or otherwise dispose of in the ordinary course of business any personal property the use of which is no longer necessary or desirable in the proper conduct of the business or maintenance of the earnings of the Company and its Subsidiaries, taken as a whole, and is not material to the conduct of the business of the Company and its Subsidiaries, taken as a whole;

               (C) grant in the ordinary course of business rights-of-way and easements over or in respect of any of the Company's or any Guarantor's real property; provided that such grant will not, in the reasonable opinion of the Board of Directors, impair the usefulness of such property in the conduct of the Company's and its Subsidiaries' business, taken as a whole, and will not be materially prejudicial to the interests of the Holders;

               (D) sell, transfer or otherwise dispose of inventory in the ordinary course of business;

               (E) sell, collect, liquidate, factor or otherwise dispose of accounts receivable in the ordinary course of business; and

               (F) make cash payments (including for the scheduled repayment of Indebtedness) from cash that is at any time part of the Collateral in the ordinary course of business that are not otherwise prohibited by the Secured Notes Indenture and the Security Documents.

     (b) Except as may be otherwise provided in the Security Documents or in
Section 10.03 of the Secured Notes Indenture, no Collateral may be released from the Lien and security interest created by the Security Documents pursuant to the provisions of the Security Documents unless the Officer's Certificate required by Section 10.03 has been delivered to the Collateral Agent.

     (c) At any time when a Default or Event of Default has occurred and is continuing and the maturity of the Notes has been accelerated (whether by declaration or otherwise) and the Trustee has delivered a notice of acceleration to the Collateral Agent, no release of Collateral pursuant to the provisions of the Security Documents will be effective as against the Holders, except as otherwise provided in the Security Documents.

     (d) The release of any Collateral from the terms of the Secured Notes Indenture and the Security Documents shall not be deemed to impair the security under the Secured Notes Indenture in contravention of the provisions hereof if and to the extent the Collateral is released pursuant to the terms of the Security Documents and the Secured Notes Indenture. To the extent applicable, the Company will cause TIA Section 313(b), relating to reports, and TIA Section 314(d), relating to the release of property or securities from the Lien and security interest of the Security Documents and relating to the substitution therefor of any property or securities to be subjected to the Lien and security interest of the Security Documents, to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by an Officer of the Company except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected or approved by the Trustee and the Collateral Agent in the exercise of reasonable care, and in accordance with TIA; provided that the fair value of Collateral released from the Lien and security interest of the Security Documents pursuant to the last paragraph of Section 10.03(a) shall not be considered in determining whether the aggregate fair value of Collateral released from the Lien and security interest of the Security Documents in any calendar year exceeds the 10% threshold specified in TIA
Section 314(d)(1). The Company's and each Guarantor's right to rely on the immediately preceding proviso at any time is conditioned upon the Company having furnished to the Trustee all certificates described in Section 10.03(f) that were required to be furnished to the Trustee at or prior to such time.

     (e) The Company may from time to time file with the Commission a request for an exemption (an "Exemption") from the requirements of TIA Section 314(d) for purposes of the releases of Collateral described in the last paragraph of
Section 10.03(a). The Company shall provide the Trustee with a copy of any such Exemption and promptly inform the Trustee of any rescission or termination of, or amendment to, such Exemption.

     (f) In the case of transactions permitted by the last paragraph of Section 10.03(a) of the Secured Notes Indenture, the Company shall deliver to the Trustee, within 15 days after the end of each of the six month periods ended on [_______] and [_______] of each year, a certificate signed on behalf of the Company by an Officer of the Company to the effect that all transactions effected pursuant to the last paragraph of Section 10.03(a) of the Secured Notes Indenture during the immediately preceding six month period were made by the Company and the Guarantors in the ordinary course of business and that all proceeds therefrom were used by the Company and the Guarantors in connection with their respective businesses or to make payments on the Notes or as otherwise permitted under the Secured Notes Indenture and the Security Documents.

     (d) Satisfaction and Discharge

The Secured Notes Indenture will be discharged and will cease to be of further effect as to all Notes issued hereunder, when:

          (1) either:

               (A) all Secured Notes that have been authenticated (except lost, stolen or destroyed Secured Notes that have been replaced or paid and Secured Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

               (B) all Secured Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Secured Notes not delivered to the Trustee for cancellation for principal, premium (if any) and accrued interest to the date of maturity or redemption;

          (2) no Default or Event of Default has occurred and is continuing on the date of such deposit or will occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

          (3) the Company or any Guarantor has paid or caused to be paid all sums payable under the Secured Notes Indenture;

          (4) the Company has delivered irrevocable instructions to the Trustee under the Secured Notes Indenture to apply the deposited money toward the payment of the Secured Notes at maturity or the redemption date, as the case may be; and

          (5) the Company has delivered an Officer's Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Notwithstanding the satisfaction and discharge of the Secured Notes Indenture; if money has been deposited with the Trustee pursuant to subclause (b) of clause
(1) of Section 12.01(a), the provisions of Section 12.02 and Section 8.06 of the Secured Notes Indenture will survive. In addition, nothing in Section 12.01 of the Secured Notes Indenture will be deemed to discharge those provisions of
Section 7.07, that, by their terms, survive the satisfaction and discharge of the Secured Notes Indenture.

(e) Evidence to be Furnished by the Company to the Trustee as to Compliance with Conditions and Covenants in the Indenture

     The Company and each Guarantor (to the extent that such Guarantor is so required under the TIA) shall deliver to the Trustee, within 105 days after the end of each fiscal year, an Officer's Certificate of the Company and such Guarantor, respectively, stating that, in the course of performing his or her duties as officers of the Company or such Guarantor, as applicable, a review of the activities of the Company or such Guarantor and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company or such Guarantor has kept, observed, performed and fulfilled each and every covenant contained in the Secured Notes Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Secured Notes Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company or such Guarantor is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal or Accreted Value of, or interest or premium, if any, on, the Secured Notes are prohibited or if such event has occurred, a description of the event and what action the Company or such Guarantor is taking or proposes to take with respect thereto.

     So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to Section 4.03(a)(1) of the Secured Notes Indenture shall be accompanied by a written statement of the Company's independent public accountants (who shall be a firm of established national reputation) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that caused them to believe that, with respect to financial and accounting matters, the Company has violated any provisions of Article 4 or Article 5 or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation. [Subject to Auditor Review].

     So long as any of the Secured Notes are outstanding, the Company shall deliver to the Trustee, within 5 Business Days after the date on which any Officer of the Company becomes aware of any Default or Event of Default, an Officer's Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

Subordinated Notes Indenture

The following is a general description of certain provisions of the Subordinated Notes Indenture. This description is qualified in its entirety by reference to the form of Indenture filed as to be filed by amendment hereto. Capitalized terms used in this Item 8 and not defined elsewhere in this application have the meanings given to such terms in the Indenture.

(a) Events of Default; Withholding of Notice

Each of the following is an "Event of Default" under the Subordinated Notes
Indenture:

          (A) default in the payment when due of the principal of any Secured Notes, including the failure to make a required payment to purchase Secured Notes tendered pursuant to an optional redemption, except if the Company is prohibited from making such payment pursuant to Section 10.3 of the Secured Notes Indenture and for five Business Days after the relevant prohibition is terminated;

          (B) default for 30 days or more in the payment when due of interest on any Secured Notes, except if the Company is prohibited from making such payment pursuant to Section 10.3 of the Secured Notes Indenture and for five Business Days after the relevant prohibition is terminated;

          (C) the failure to perform or comply with any other covenant or agreement contained in the Secured Notes Indenture or in the Secured Notes for 60 days or more after written notice to the Company from the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Secured Notes;

          (D) a Bankruptcy Event of Default; and

          (E) default by the Company under any Indebtedness which results in the acceleration of such Indebtedness prior to its Stated Maturity and the principal or accreted amount of Indebtedness at the relevant time aggregates $20 million or more.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

The Company shall deliver to the Trustee upon becoming aware of any Default or Event of Default written notice in the form of an Officers' Certificate of any Default or Event of Default, their status and what action the Company proposes to take in respect thereof.

If a Default or Event of Default occurs and is continuing and if a Trust Officer has actual knowledge thereof, the Trustee shall mail to each Holder notice of the Default or Event of Default within 90 days after the occurrence thereof. Except in the case of a Default or Event of Default in payment of principal of or interest on any Subordinated Note, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of the Holders.

(b) Execution and Authentication of the Subordinated Notes under the Indenture and Application of Proceeds

     (a) Two Officers shall sign the Subordinated Notes for the Company by manual or facsimile signature. If an Officer whose signature is on a Subordinated Note no longer holds that office at the time the Trustee authenticates the Subordinated Note, the Subordinated Note shall be valid nevertheless.

     (b) A Subordinated Note shall not be valid until an authorized signatory of the Trustee manually authenticates the Subordinated Note. The signature of the Trustee on a Subordinated Note shall be conclusive evidence that such Subordinated Note has been duly and validly authenticated and issued under the Subordinated Notes Indenture.

     (c) At any time and from time to time after the execution and delivery of the Subordinated Notes, the Trustee shall authenticate and make available for delivery Subordinated Notes upon a written order of the Company signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Company (the "Company Order"). A Company Order shall specify the amount of the Subordinated Notes to be authenticated and the date on which the original issue of Subordinated Notes is to be authenticated. The aggregate principal amount that may be authenticated and delivered under the Subordinated Notes Indenture is limited to [$? million], except for Subordinated Notes authenticated and delivered in exchange for or in lieu of Subordinated Notes pursuant to Sections 2.7, 2.8, 2.9 and 4.7 of the Subordinated Notes Indenture.

     (d) The Trustee may appoint an agent (the "Authenticating Agent") reasonably acceptable to the Company to authenticate the Subordinated Notes. Unless limited by the terms of such appointment, any such Authenticating Agent may authenticate Subordinated Notes whenever the Trustee may do so. Each reference in the Subordinated Notes Indenture to authentication by the Trustee includes authentication by the Authenticating Agent.

(c) Release of Note Collateral Subject to the Lien of the Subordinated Indenture

Not applicable.

(d) Satisfaction and Discharge of the Subordinated Indenture

The Subordinated Notes Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Subordinated Notes, as expressly provided for in the Indenture) as to all Outstanding Notes when:

     (a) either:

              (i) all the Subordinated Notes theretofore executed, authenticated and delivered (except lost, stolen or destroyed Subordinated Notes which have been replaced or paid and Subordinated Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation, or

              (ii) all Subordinated Notes not theretofore delivered to the Trustee for cancellation have become due and payable, and the Company has irrevocably deposited or caused to be deposited with the Trustee to be held in trust U.S. Legal Tender or U.S. Government Obligations sufficient to pay, without consideration of any reinvestment of interest, and discharge the entire indebtedness on the Subordinated Notes not theretofore delivered to the Trustee for cancellation, for principal of and interest on the Subordinated Notes to the date of deposit, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment;

     (b) the Company has paid all other sums payable under the Subordinated Notes Indenture and the Subordinated Notes by the Company; and

     (c) the Company has delivered to the Trustee an Officers' Certificate stating that all conditions under the Subordinated Notes Indenture relating to the satisfaction and discharge of the Subordinated Notes Indenture have been complied with.

(e) Evidence to be Furnished by the Company to the Trustee as to Compliance with Conditions and Covenants in the Indenture

The Company shall deliver to the Trustee within 120 days after the end of each Fiscal Year of the Company an Officers' Certificate that complies with TIA ss. 314(a)(4) stating that in the course of the performance by the signers of their duties as Officers of the Company they would normally have knowledge of any Default or Event of Default and whether or not the signers know of any Default or Event of Default that occurred during such period. If they do, the certificate shall describe the Default or Event of Default, its status and what action the Company is taking or proposes to take with respect thereto. The Company also shall comply with any other applicable requirements of TIA ss. 314(a)(4).

9. Other obligors.

None.

                    CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

     (a) Pages numbered 1 to 23, consecutively.

     (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified: To be supplied by amendment.

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit T3A-1. The Company's Restated Certificate of Incorporation as amended, filed as Exhibit 3(a) to the Company's Form 10-K for the fiscal year ended December 31, 1988 and incorporated herein by reference.

Exhibit T3A-2. Certificate of Ownership and Merger, Merging Ogden-Covanta, Inc. into Ogden Corporation, dated March 7, 2001, filed as Exhibit 3.1(b) to the Company's Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.

Exhibit T3B. The Company's By-Laws as amended, filed as Exhibit 3.2 to the Company's Form 10-Q for the quarterly period ended March 31, 1998 and incorporated herein by reference.

Exhibit T3C-1. Form of Indenture for 8.25% Senior Secured Notes due 2011 between Covanta and the Trustee.

Exhibit T3C-2. Form of Indenture for 7.5% Unsecured Subordinated Notes due 2012 between Covanta and the Trustee: To be supplied by amendment.

Exhibit T3D. Not applicable.

Exhibit T3E-1. Debtors' Second Joint Reorganization Plan under Chapter 11 of the Bankruptcy Code.

Exhibit T3E-2. Debtors' Second Joint Plan of Liquidation under Chapter 11 of the Bankruptcy Code.

Exhibit T3E-3. Second Disclosure Statement with Respect to Reorganizing Debtors' Second Joint Plan of Reorganization and Liquidating Debtors' Second Joint Plan of Liquidation Under Chapter 11 of the Bankruptcy Code.

Exhibit T3F-1. Cross reference sheet showing the location in the Secured Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

Exhibit T3F-2. Cross reference sheet showing the location in the Subordinated Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.: To be supplied by amendment.
----------------------------------------------------

                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Covanta Energy Corporation, a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Fairfield, and State of New Jersey, on the 26th day of January 2004.

(SEAL)


                                                     By

                                                      /s/ Jeffrey Horowitz
                                                     ---------------------------
                                                     Jeffrey R. Horowitz
                                                     Senior Vice President and
                                                     General Counsel


Attest: /s/ Maria Stephenson
       ---------------------------
        Maria Stephenson
        Executive Assistant